Exhibit 99.1

EchoStar Announces Financial Results for Three and Nine Months Ended September 30, 2020

Englewood, CO, November 5, 2020—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and nine months ended September 30, 2020.

Three Months Ended September 30, 2020 Financial Highlights:

•Consolidated revenues of $473.5 million.
•Net income from continuing operations of $23.3 million, consolidated net income attributable to EchoStar common stock of $25.4 million, and diluted earnings per share of $0.26.
•Consolidated Adjusted EBITDA of $166.7 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Nine Months Ended September 30, 2020 Financial Highlights:

•Consolidated revenues of $1,398.6 million.
•Net loss from continuing operations of $49.3 million, consolidated net loss attributable to EchoStar common stock of $40.3 million, and diluted loss per share of $(0.41).
•Consolidated Adjusted EBITDA of $476.2 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“We had another outstanding quarter,” commented Michael Dugan, CEO and President of EchoStar. “We increased our consumer subscriber base by approximately 38,000, driven by our international markets, and grew our Net income and Adjusted EBITDA from the same period last year. The continued growth in demand for our service demonstrates the importance of our networks and services for businesses and families everywhere. We will continue to focus on the needs of our customers as connectivity becomes a more vital part of business, entertainment, and communications.”

Three Months Ended September 30, 2020 - Additional Information:

•Consolidated revenue was up $1.2 million year over year including an estimated negative foreign exchange impact of $10.9 million.
•Adjusted EBITDA increased 9% or $14.3 million year over year.
◦Hughes segment Adjusted EBITDA increased $13.2 million year over year. The increase was driven primarily by the higher margin associated with the growth in our consumer broadband service.
◦ESS segment Adjusted EBITDA increased by $0.5 million year over year.
◦Corporate and Other segment Adjusted EBITDA increased by $0.7 million. The increase was primarily driven by lower equity losses in unconsolidated affiliates of $1.3 million compared to the same period last year.
•Net income from continuing operations was $23.3 million, an increase of $46.4 million from last year. The change was primarily due to higher operating income of $10.9 million, improvement in foreign currency transactions, net, of $21.8 million, higher gains on investments, net, of $6.7 million, and lower income tax provision of $2.1 million.
•Hughes broadband subscribers are approximately 1,580,000 as of September 30, 2020 including approximately 364,000 subscribers in Latin America.

•For the three months ended September 30, 2020, approximately 71% of Hughes segment revenue was attributable to our consumer customers with approximately 29% attributable to our enterprise customers.

•Cash, cash equivalents and marketable investment securities were $2.5 billion as of September 30, 2020.

Set forth below is a table highlighting certain of EchoStar’s segment results three and nine months ended September 30, 2020 and 2019 (amounts in thousands) from continuing operations (all US GAAP amounts reference results from continuing operations):

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Revenue
Hughes	$466,762	$463,735	$1,378,416	$1,360,919
EchoStar Satellite Services	4,402	4,098	13,233	11,873
Corporate and Other	2,338	4,429	6,985	14,283
Total revenue	$473,502	$472,262	$1,398,634	$1,387,075

Adjusted EBITDA
Hughes	$186,458	$173,298	$534,955	$490,152
EchoStar Satellite Services	2,274	1,791	5,847	5,006
Corporate & Other:
Corporate overhead, operating and other	(21,572)	(20,981)	(63,948)	(58,769)
Equity in earnings (losses) of unconsolidated affiliates, net	(504)	(1,782)	(660)	(9,507)
Total Corporate & Other	(22,076)	(22,763)	(64,608)	(68,276)
Total Adjusted EBITDA	$166,656	$152,326	$476,194	$426,882

Expenditures for property and equipment	$98,137	$95,155	$295,041	$314,351

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net income (loss)	$23,273	$(21,106)	(49,307)	(11,158)
Interest income, net	(7,364)	(17,175)	(33,707)	(64,817)
Interest expense, net of amounts capitalized	37,967	49,865	112,458	156,813
Income tax provision (benefit), net	2,950	5,016	6,309	12,607
Depreciation and amortization	129,822	122,374	392,077	361,619
Net loss (income) from discontinued operations	—	(2,008)	—	(46,223)
Net loss (income) attributable to non-controlling interests	2,167	2,797	9,040	1,359
EBITDA	188,815	139,763	436,870	410,200
(Gains) losses on investments, net	(14,998)	(8,295)	37,764	(28,087)
Litigation Expense	—	1,824	—	26,328
License fee dispute - India, net of non-controlling interests	(480)	3,940	(1,043)	3,940
Foreign currency transaction (gains) losses, net	(6,681)	15,094	2,603	14,501
Adjusted EBITDA	$166,656	$152,326	$476,194	$426,882

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” “Net income (loss) from discontinued operations,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding “Gains and losses on investments, net,” “Foreign currency transaction gains (losses), net,” and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to “Net income (loss)” in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended September 30, 2020 and 2019 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended September 30, 2020 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call and webcast to discuss its earnings on Thursday, November 5, 2020 at 11:00 a.m. Eastern Time. The call-in numbers are (877) 815-1625 (US) and (716) 247-5178 (International), Conference ID 8263356. The webcast will be available on EchoStar’s investor relations website at www.echostar.com.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2019 and Quarterly Report on Form 10-Q for the period ended September 30, 2020 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Condensed Consolidated Balance Sheets
(Amounts in thousands, except per share amounts)

	As of
	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$555,550	$1,519,431
Marketable investment securities	1,950,804	940,623
Trade accounts receivable and contract assets, net	190,950	196,629
Other current assets, net	192,724	179,531
Total current assets	2,890,028	2,836,214
Non-current assets:
Property and equipment, net	2,372,594	2,528,738
Operating lease right-of-use assets	129,073	114,042
Goodwill	508,660	506,953
Regulatory authorizations, net	475,824	478,598
Other intangible assets, net	20,550	29,507
Other investments, net	284,238	325,405
Other non-current assets, net	344,569	334,841
Total non-current assets	4,135,508	4,318,084
Total assets	$7,025,536	$7,154,298

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$111,099	$124,080
Current portion of long-term debt, net	897,303	—
Contract liabilities	89,622	101,060
Accrued expenses and other current liabilities	276,703	270,879
Total current liabilities	1,374,727	496,019
Non-current liabilities:
Long-term debt, net	1,495,078	2,389,168
Deferred tax liabilities, net	352,948	351,692
Operating lease liabilities	115,376	96,941
Other non-current liabilities	74,271	74,925
Total non-current liabilities	2,037,673	2,912,726
Total liabilities	3,412,400	3,408,745

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both September 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 57,140,432 shares issued and 50,458,512 shares outstanding at September 30, 2020 and 56,592,251 shares issued and 50,107,330 shares outstanding at December 31, 2019	57	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both September 30, 2020 and December 31, 2019	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2020 and December 31, 2019	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2020 and December 31, 2019	—	—
Additional paid-in capital	3,317,868	3,290,483
Accumulated other comprehensive income (loss)	(209,538)	(122,138)
Accumulated earnings (losses)	583,474	632,809
Treasury stock, at cost	(137,347)	(131,454)
Total EchoStar Corporation stockholders’ equity	3,554,562	3,669,805
Non-controlling interests	58,574	75,748
Total stockholders’ equity	3,613,136	3,745,553
Total liabilities and stockholders’ equity	$7,025,536	$7,154,298

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Revenue:
Services and other revenue	$426,532	$406,537	$1,251,932	$1,211,991
Equipment revenue	46,970	65,725	146,702	175,084
Total revenue	473,502	472,262	1,398,634	1,387,075
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	146,577	143,842	432,848	429,869
Cost of sales - equipment (exclusive of depreciation and amortization)	37,079	51,188	115,529	142,744
Selling, general and administrative expenses	115,358	122,629	354,437	383,952
Research and development expenses	7,676	6,136	21,378	19,411
Depreciation and amortization	129,822	122,374	392,077	361,619
Total costs and expenses	436,512	446,169	1,316,269	1,337,595
Operating income (loss)	36,990	26,093	82,365	49,480
Other income (expense):
Interest income, net	7,364	17,175	33,707	64,817
Interest expense, net of amounts capitalized	(37,967)	(49,865)	(112,458)	(156,813)
Gains (losses) on investments, net	14,998	8,295	(37,764)	28,087
Equity in earnings (losses) of unconsolidated affiliates, net	(2,134)	(3,209)	(5,866)	(14,317)
Foreign currency transaction gains (losses), net	6,681	(15,094)	(2,603)	(14,501)
Other, net	291	(1,493)	(379)	(1,527)
Total other income (expense), net	(10,767)	(44,191)	(125,363)	(94,254)
Income (loss) from continuing operations before income taxes	26,223	(18,098)	(42,998)	(44,774)
Income tax benefit (provision), net	(2,950)	(5,016)	(6,309)	(12,607)
Net income (loss) from continuing operations	23,273	(23,114)	(49,307)	(57,381)
Net income (loss) from discontinued operations	—	2,008	—	46,223
Net income (loss)	23,273	(21,106)	(49,307)	(11,158)
Less: Net loss (income) attributable to non-controlling interests	2,167	2,797	9,040	1,359
Net income (loss) attributable to EchoStar Corporation common stock	$25,440	$(18,309)	$(40,267)	(9,799)

Earnings (losses) per share - Class A and B common stock:
Basic and diluted earnings (losses) from continuing operations per share	$0.26	$(0.21)	$(0.41)	$(0.58)
Total basic and diluted earnings (losses) per share	$0.26	$(0.19)	$(0.41)	$(0.10)

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands, except per share amounts)

	For the nine months ended September 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$(49,307)	$(11,158)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	392,077	459,054
Losses (gains) on investments, net	37,764	(28,087)
Equity in losses (earnings) of unconsolidated affiliates, net	5,866	14,317
Foreign currency transaction losses (gains), net	2,603	14,501
Deferred tax provision (benefit), net	4,474	22,949
Stock-based compensation	6,887	7,120
Amortization of debt issuance costs	3,212	4,882
Dividends received from unconsolidated affiliates	—	2,716
Other, net	(9,145)	9,617
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(9,157)	(5,439)
Other current assets, net	(21,090)	(42,140)
Trade accounts payable	(17,824)	18,180
Contract liabilities	(11,438)	37,273
Accrued expenses and other current liabilities	29,155	27,972
Non-current assets and non-current liabilities, net	1,325	1,303
Net cash flows from operating activities	365,402	533,060

Cash flows from investing activities:
Purchases of marketable investment securities	(2,234,671)	(655,265)
Sales and maturities of marketable investment securities	1,231,790	1,988,078
Expenditures for property and equipment	(295,041)	(314,861)
Expenditures for externally marketed software	(27,824)	(21,364)
Purchase of other investments	(5,500)	—
Investments in unconsolidated affiliates	—	(7,503)
Dividend received from unconsolidated affiliate	—	2,284
Net cash flows from investing activities	(1,331,246)	991,369

Cash flows from financing activities:
Repurchase and maturity of the 2019 Senior Secured Notes	—	(920,923)
Payment of finance lease obligations	(606)	(29,135)
Payment of in-orbit incentive obligations	(1,268)	(5,269)
Net proceeds from Class A common stock options exercised	983	64,143
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	8,066	7,724
Treasury share purchase	(5,893)	—
Contribution by non-controlling interest holder	14,268	—
Purchase of non-controlling interest	—	(7,313)
Other, net	998	758
Net cash flows from financing activities	16,548	(890,015)

Effect of exchange rates on cash and cash equivalents	(8,348)	(411)
Net increase (decrease) in cash and cash equivalents	(957,644)	634,003
Cash and cash equivalents, including restricted amounts, beginning of period	1,521,889	929,495
Cash and cash equivalents, including restricted amounts, end of period	$564,245	$1,563,498